UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

COMPTON PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Suite 500, Bankers Court
850 – 2nd Street SW
Calgary, Alberta, Canada
T2P 0R8
(403) 237-9400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Exhibit No.	Description

99.1	Q1 FINANCIAL STATEMENTS FOR THE PERIOD ENDING MARCH 31, 2011
99.2	Q1 MANAGEMENT DISCUSSIONS AND ANALYSIS FOR THE PERIOD ENDING MARCH 31, 2011
99.3	CEO Certificate
99.4	CFO Certificate

EXPLANATORY NOTE
The 6-K is being re-filed to reflect being authorized by the correct current VP, Finance and CFO, Theresa Kosek. Leigh Cassidy left the Corporation as of February 28, 2011 and was identified on the certification on the 6-K in error.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPTON PETROLEUM CORPORATION

Date: June 9, 2011	By:	/s/ Theresa Kosek
Theresa Kosek
Title: Vice President, Finance and Chief Financial Officer